Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

September 10, 2019

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	10x Genomics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 3, 2019

File No. 333-233361

Ladies and Gentlemen:

We are submitting this letter on behalf of 10x Genomics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated September 6, 2019 (the “comment letter”), relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-233361), filed with the Commission on September 3, 2019 (“Amendment No. 1”). Additionally, the Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects revisions in response to the comment letter and certain other updates.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

To assist the Staff’s review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter (other than those in the Staff’s comments) correspond to the pages in Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 submitted September 3, 2019

Risks related to litigation..., page 45

1.

We note your revised disclosure on page 49 that you expect that other third parties will claim that your products infringe their intellectual property rights. Please disclose the material facts supporting your expectation so that investors can better understand the bases for it.

NEW YORK    BEIJING    HONG KONG    HOUSTON    LONDON     LOS ANGELES    SÃO PAULO    TOKYO    WASHINGTON, D.C.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 49 and 135.

Revenue mix and gross margin, page 80

2.

We note your response to prior comment 2 and your disclosure in the carryover paragraph at the top of page 81. Please clarify how the revenue contribution from Single Cell Immune Profiling consumables has varied during each relevant period presented, and clarify how the revenue contribution from Single Cell ATAC consumables has varied during each relevant period presented. Also address the reasons for the variance in each relevant period; in this regard, we note that your added disclosure on page 81 refers to one factor “among other factors” and does not clarify which factors were material for the variance in each relevant period.

In response to the Staff’s comment, the Company has revised its disclosure on page 81.

Results of operations, page 85

3.

We note your response to prior comment 3; however, it is unclear where you have disclosed the extent of the effect of the introduction of Next GEM on your revenue or otherwise. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 83 and 84.

4.

We note your response to prior comment 4 and your revisions on pages 78 and 79. Your disclosure appears to includes factors that you believe may affect instrument unit volumes. If unit volumes decreased during the first half of the year relative to the last half of the previous year, please balance your discussion of higher volumes on page 87 to clearly address the decrease and the reasons for that decrease.

In response to the Staff’s comment, the Company has revised its disclosure on page 79.

Intellectual property, page 131

5.	Please clarify the importance and effect of all patents held. See Regulation S-K Item 101(c)(1)(iv).

In response to the Staff’s comment, the Company has revised its disclosure on page 133.

Exhibits

6.

We note your response to prior comment 10. If provisions of your bylaws are not applicable because of provisions in the Exchange Act, please provide appropriate disclosure in your prospectus to clarify.

The Company respectfully advises the Staff that the provisions included in Section 2.03(C) of its bylaws are intended to clarify and eliminate any ambiguities regarding compliance with the advance notice provisions for submissions of nominations or other business at a meeting of stockholders in light of two Delaware cases decided in early 2008, JANA Master Fund, Ltd. v.

CNET Networks, Inc., 2008 WL 660556 (Del. Ch. March 13, 2008), aff’d 2008 WL 2031337 (Del. S. Ct. May 13, 2008) and Levitt Corp. v. Office Depot, 2008 WL 1724244 (Del. Ch. April 14, 2008), which allowed stockholders to nominate an alternative slate of directors despite the stockholders’ failure to satisfy the intended requirements of the companies’ advance notice bylaws. Accordingly, as stated in Section 2.03(C) of the Company’s bylaws, any requirements under the Exchange Act are in addition to the requirements under the Company’s bylaws for submitting nominations or other business at a meeting of stockholders and any references in the Company’s bylaws to the Exchange Act or the rules and regulations promulgated thereunder are, to the fullest extent permitted by law, not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to the Company’s bylaws. In addition, Section 2.03(C) of the Company’s bylaws makes clear that compliance with the advance notice provisions of the Company’s bylaws is the exclusive means for a stockholder to make nominations or submit other business at a meeting of stockholders, even if nominations or other business are being brought pursuant to the Company’s notice of meeting or otherwise by or at the direction of the Company’s board of directors or any authorized committee thereof. Accordingly, if a stockholder wishes to have a proposal, including a proposal submitted under Rule 14a-8 of the Exchange Act, brought as an item of business at an annual meeting of stockholders, the Company’s bylaws state that such stockholder must comply with the provisions of Section 2.03(C) of the Company’s bylaws. If such stockholder also wishes to have their proposal included in the Company’s proxy statement and form of proxy, which is not a requirement for a stockholder to bring business at a meeting of stockholders under the Company’s bylaws, such stockholder must also comply with all applicable requirements of Rule 14a-8 of the Exchange Act. For example, if the Company had mailed its 2019 proxy statement on April 25, 2019 and held its annual meeting on June 11, 2019, the shareholder would generally have to submit any proposal that it wanted to be included in the Company’s proxy statement and form of proxy for the 2020 annual meeting no later than December 27, 2019, and if such shareholder also wanted the same proposal to be brought as an item of business at the 2020 annual meeting, it would generally have to submit such proposal between February 12, 2020 and March 13, 2020.

7.

We note exhibit 5.1. Please file an opinion that does not assume away a relevant issue. We note for example the last sentence of the first paragraph on page 2 of the exhibit, and the statement in the second paragraph on that page regarding the Board taking action to authorize and approve the issuance of the Shares, the amended charter being filed, and approval of the underwriting agreement by the Board. We also note the last paragraph of the exhibit; please file a consent that clarifies whether it addresses the disclosure on page 165.

In response to the Staff’s comment, Exhibit 5.1 has been revised and the Company has revised its disclosure on page 168.

* * * * * * *

Please call me (650-251-5130) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ Kevin Kennedy
Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer,

Eric Whitaker, General Counsel and Secretary

10x Genomics, Inc.